                                                                     EXHIBIT 2.1



                                A G R E E M E N T





                                       ON
                                 THE COMBINATION
                             THROUGH A TENDER OFFER
                                       OF

                              NATIONAL-OILWELL, INC

                                       AND

                                  HYDRALIFT ASA





                            10TH DAY OF OCTOBER 2002



                        BUGGE, ARENTZ-HANSEN & RASMUSSEN

TABLE OF CONTENTS

1     THE TENDER OFFER                                                                       2

   1.1   THE TENDER OFFER                                                                    2
   1.2   CONDITIONS                                                                          3
   1.3   HYDRALIFT BOARD SUPPORT                                                             3
   1.4   MANDATORY TENDER OFFER AND COMPULSORY ACQUISITION                                   4
   1.5   MANAGEMENT COMMITMENT                                                               4
   1.6   NON-COMPETE OBLIGATION                                                              4

2     REPRESENTATIONS AND WARRANTIES                                                         4

3     COVENANTS                                                                              5

   3.1   REASONABLE BEST EFFORTS                                                             5
   3.2   UNDERTAKING BY CERTAIN HYDRALIFT SHAREHOLDERS                                       5
   3.3   CONDUCT OF BUSINESS AND CAPITALIZATION PENDING THE CLOSING                          6
   3.4   DISTRIBUTIONS                                                                       7
   3.5   DUE DILIGENCE AND NOTICES OF CERTAIN EVENTS                                         7
   3.6   INFORMATION DOCUMENTS                                                               8
   3.7   ACCESS TO INFORMATION; CONFIDENTIALITY; DISCLOSURE OF INFORMATION                   9
   3.8   NO SOLICITATION OF TRANSACTIONS                                                    10
   3.9   PUBLIC ANNOUNCEMENTS                                                               10
   3.10  STOCK EXCHANGE DE-LISTING                                                          11
   3.11  COMPETITION LAW FILINGS                                                            11

4.    TERMINATION, AMENDMENT AND WAIVER                                                     11

   4.1   TERMINATION                                                                        11
   4.2   EFFECT OF TERMINATION                                                              12
   4.3   AMENDMENT                                                                          13

5.    GENERAL PROVISIONS                                                                    13

   5.1   NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS                         13
   5.2   NOTICES                                                                            13
   5.3   ASSIGNMENT; BINDING EFFECT; BENEFIT                                                14
   5.4   EXPENSES                                                                           14
   5.5   NO WAIVER                                                                          14
   5.6   PROVISIONS SEVERABLE                                                               15
   5.7   HEADINGS                                                                           15
   5.8   GOVERNING LAW AND ARBITRATION                                                      15
   5.9   ENTIRE AGREEMENT                                                                   15
   5.10  COUNTERPARTS OF THE AGREEMENT                                                      16

LIST OF ANNEXES

       The Annexes form an integral part of the Agreement

       ANNEX 1                                Main Terms and Conditions for the Tender Offer
       ANNEX 2                                Tentative Time Schedule
       ANNEX 3                                Hydralift Support Statement
       ANNEX 4                                Management Commitment
       ANNEX 5                                Non-compete Obligation
       ANNEX 6                                Representations and Warranties
       ANNEX 7                                Form of Call Option
       ANNEX 8                                Press Releases

                                   COMBINATION
                                    AGREEMENT


       THIS AGREEMENT is entered into on this day of 10 October 2002 (the "Agreement"), by and between

       NATIONAL-OILWELL, INC ("NOI"), a corporation organized and existing under the laws of the United States of America; and

       HYDRALIFT ASA ("Hydralift"), a corporation organized and existing under the laws of Norway.

       NOI and Hydralift are hereinafter jointly referred to as "Parties" and each of them a "Party".

                                    RECITALS:

A. NOI is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production.

B. Hydralift is a leading supplier of hydraulic and electric systems and equipment for selected niches in the offshore and marine markets.

C. The Boards of Directors of each of NOI and Hydralift have determined that it is in the best interests of their respective companies and shareholders to combine the businesses of NOI and Hydralift through the acquisition by NOI of the shares of Hydralift in a public tender offer to be effected as set forth in this Agreement.

D. Following the combination, NOI desires to further develop and continue Hydralift role and position within the offshore drilling equipment, offshore production equipment and floating production markets and to conduct those activities out of Kristiansand.

E. The Parties intend, upon the terms and subject to the conditions of this Agreement, that NOI or a wholly owned subsidiary of NOI, shall acquire, through a voluntary public tender offer (the "Tender Offer") and, if necessary, through a subsequent mandatory tender offer and compulsory acquisition proceedings in accordance with applicable Norwegian law, all of the issued and outstanding shares of Hydralift (the "Hydralift Shares"), as more fully described below.

F. As a result of the transactions described in Recital E, Hydralift will become a subsidiary of NOI and the present holders of Hydralift Shares will as consideration for Hydralift Shares receive cash, as more fully described below.

G. The Boards of Directors of NOI and Hydralift have each approved this Agreement. The Board of Directors of Hydralift has decided to recommend to the shareholders of Hydralift that they tender their Hydralift Shares in accordance with the terms of the Tender Offer.

       NOW THEREFORE, the Parties hereby agree as follows:


1      THE TENDER OFFER

1.1    THE TENDER OFFER

       NOI shall commence the Tender Offer on or about 8 November, 2002.

       Pursuant to the Tender Offer, NOI shall offer to pay a consideration of NOK 55 for each Hydralift Share.

       The main Terms and Conditions for the Tender Offer are set out in ANNEX 1.

       A tentative time schedule for the Tender Offer is set forth in ANNEX 2. The Parties agree that they have a common goal and interest in commencing and completing the Tender Offer as soon as practical and shall use their best efforts in this regard.

       The initial expiration date of the Tender Offer shall be a date (such date, as it may be extended from time to time as hereinafter provided, being referred to herein as the "Expiration Date") which is not later than three (3) weeks after the date on which the Tender Offer commences. The Expiration Date may be extended by NOI from time to time until such time as all of the Transaction Conditions have been satisfied. Subject only to the conditions set forth above, NOI shall acquire and pay for all Hydralift Shares validly tendered and not withdrawn pursuant to the Terms and Conditions at the earliest practicable time following the Expiration Date (such date of acceptance being referred to herein as the "Closing Date").

1.2    CONDITIONS

       The obligation of NOI to acquire and to pay for Hydralift Shares tendered pursuant to the Tender Offer shall be subject only to this Agreement not having been terminated and the satisfaction or waiver by NOI of the conditions listed in Annex 1 (the "Transaction Conditions").

1.3    HYDRALIFT BOARD SUPPORT

       The Board of Directors of Hydralift has decided to support the Tender Offer and will recommend to all the shareholders of Hydralift that they accept the Tender Offer and tender their shares pursuant to the Terms and Conditions and to issue a statement in the form set out in ANNEX 3, provided, however, that such recommendation may at any time prior to the Closing Date be cancelled, modified or amended if and when the Board of Directors of Hydralift, having received a competing offer for the Hydralift Shares and after having obtained advice from its legal counsel, determines in good faith that a failure to so cancel, modify or amend its recommendation would under applicable laws constitute a breach of its fiduciary duties towards the shareholders of Hydralift.

1.4    MANDATORY TENDER OFFER AND COMPULSORY ACQUISITION

       As soon as practicable after the Closing Date, assuming that the Transaction Conditions shall have been either satisfied or waived, NOI shall, subject to the applicable rules, regulations and procedures, make a mandatory tender offer as regulated by Norwegian securities market legislation and take the necessary action under Norwegian law to acquire all the remaining issued and outstanding Hydralift Shares and to de-list the Hydralift Shares from the Oslo Stock Exchange ("OSE").

1.5    MANAGEMENT COMMITMENT

       The Chairman of the Board of Hydralift, Mr. Bjarne Skeie, and the Managing Director of Hydralift, Mr. Birger Skeie, have expressed their support of the combination of NOI and Hydralift and confirmed that they will not terminate their employment with Hydralift as a consequence of the transactions contemplated in this Agreement in the form set out in ANNEX 4.

1.6    NON-COMPETE OBLIGATION

       The Chairman of the Board of Hydralift, Mr. Bjarne Skeie, have confirmed that he will not compete with the business of NOI or Hydralift, or any of their subsidiaries in the form set out in ANNEX 5.


2      REPRESENTATIONS AND WARRANTIES

       Hydralift represents and warrants to NOI as set forth in ANNEX 6 hereto, it being understood that these representations and warranties will not survive the Closing Date or the termination of this Agreement and that a breach of these representations and warranties will not create any liability for damages but shall only entitle NOI to terminate this Agreement.

3      COVENANTS

3.1    REASONABLE BEST EFFORTS

       Each Party agrees to use its reasonable best efforts to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary or advisable to complete in the most expeditious manner practicable, the Tender Offer and the other transactions contemplated by this Agreement, including:

       (i) the obtaining of all necessary waivers, consents and approvals from governmental entities and stock exchanges and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity or stock exchange;

       (ii) the obtaining of all necessary consents, approvals or waivers from third parties; and

       (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

       The Parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including providing copies of all pertaining documents to the non-filing Party and their advisors prior to filing, and neither of the Parties will file any such document without consultation of the other Party.

3.2    UNDERTAKING BY CERTAIN HYDRALIFT SHAREHOLDERS

       Skeie Group AS, Bjarne Skeie, Tom Froberg, Geir Worum, Peter J. Moe, Tor Henning Lien, 0yvind Reiten and Birger Skeie who own an aggregate of 22.80% of the presently outstanding shares of Hydralift have undertaken to give NOI a call option on their shares in Hydralift subject to the terms and conditions set out in ANNEX 7.

3.3    CONDUCT OF BUSINESS AND CAPITALIZATION PENDING THE CLOSING

       Hydralift agrees that, between the date of this Agreement and the Closing Date, except as contemplated by any other provision of this Agreement, the business of Hydralift and its subsidiaries shall be conducted only in, and Hydralift and its subsidiaries shall continue to take all appropriate actions in, and not take any action except in, the ordinary course of business consistent with past practice or in accordance with the investment plans or divestment programs decided on by the relevant corporate body of Hydralift before the date of this Agreement and disclosed to NOI.

       Hydralift shall not, without the consent of NOI, which shall not be unreasonably withheld or delayed;

       (i)     amend or propose to amend its charter or bylaws;

       (ii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividends or make any other distribution to the holders thereof;

       (iii) issue or sell any options, warrants, convertible securities, calls, commitments, agreements or rights (contingent or otherwise) of any character to purchase, subscribe to, or otherwise acquire any shares in Hydralift or subdivide or in any way reclassify any shares of Hydralift.

       (iv) merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

       (v) other than in the ordinary course of business acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organisation or division thereof or make any equity investments therein;

       (vi) other than in the ordinary course of business incur any indebtedness for borrowed money or issue any debt securities;

       (vii) other than in the ordinary course of business enter into or modify any material contract, lease or agreement;

       (viii) other than in the ordinary course of business directly or indirectly, take any action which would cause its representations and warranties contained herein to become inaccurate in any material respect;

       and Hydralift shall further;

       (i) use its best efforts to maintain Hydralift' market position and business organisation and make no material changes to the compensation or benefit payable to its senior employees; and

       (ii) promptly disclose to NOI any material information with regard to its business contained in its representations and warranties or any Annex hereto which, because of any event occurring after the date hereof, is incomplete or is no longer correct as of all times after the date hereof until the Closing Date.

3.4    DISTRIBUTIONS

       Hydralift undertakes not to distribute, or have distributed any dividends, group contributions or other contributions as a profit distribution (each a "Distribution") to their respective shareholders after December 31, 2001, (except for any Distribution as per their respective Annual Accounts approved by the shareholders for the fiscal year 2001).

3.5    DUE DILIGENCE AND NOTICES OF CERTAIN EVENTS

       On or before 8 November 2002 NOI will complete a confirmatory financial Due Diligence review of Hydralift as described below. Subject to proper compliance with all relevant laws and regulations, Hydralift will give NOI and its advisors such information and access to their respective business, management and advisors as may be required to enable them to conduct such financial Due Diligence review. To the extent NOI requests information on issues, which Hydralift, in their reasonable opinion, determines contains business secrets that they do not wish to disclose to NOI, such information shall only be given to NOI's independent advisors. The independent advisors may only disclose such information to NOI in a manner and in a format agreed in writing by Hydralift prior to such disclosure, such agreement not to be unreasonably withheld.

       The Parties agree that the purpose of the financial Due Diligence review shall be to verify that there are no circumstances, events or changes in or effect on the business of Hydralift and its Subsidiaries taken as a whole that is, or is reasonably likely to be, materially adverse to the business, condition (financial or otherwise) or result of operations of Hydralift and its Subsidiaries taken as a whole (a "Material Adverse Effect") and further to verify the representations and warranties as set forth in ANNEX 6 hereto. In order to qualify as a Material Adverse Effect under this Agreement, the Material Adverse Effect must represent a situation where the value of Hydralift is reduced a minimum of NOK 100 million.

       Throughout the term of this Agreement, Hydralift shall give prompt notice to NOI of any change, event or circumstance that is reasonably likely to result in a Material Adverse Effect on it or is likely to delay or impede its ability to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein. Likewise, NOI shall give prompt notice to Hydralift of any change, event or circumstance that is reasonably likely to result in a Material Adverse Effect on Hydralift, a need to extend the financial Due Diligence review period due to a matter which is reasonably likely to result in a Material Adverse Effect or in the event that Hydralift has not provided information as per the purpose of the financial Due Diligence review as set out in the paragraph above or which is likely to delay or impede its ability to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.


3.6    INFORMATION DOCUMENTS

       (a) As promptly as practicable after the execution of this Agreement, NOI shall prepare the documentation that will constitute the basis for the Tender Offer (the "Information Documents"). Hydralift shall furnish all information concerning it as

               NOI may reasonably request in connection with such actions and the preparation of the Information Documents. As promptly as practicable, the appropriate Information Documents will be mailed or otherwise made available to the shareholders of Hydralift. NOI shall cause the Information Documents to comply as to form and substance in all material respects with the applicable requirements of the relevant jurisdictions.

       (b) The Information Documents shall include the recommendation of the Board of Directors of Hydralift to the shareholders of Hydralift that they accept the Tender Offer referred to in Section 1.3.

       NOI will be primarily responsible for and take the lead in the drafting of necessary documents and shall absorb its costs related to those activities. Hydralift shall pay its own legal, accounting and other related costs.

3.7    ACCESS TO INFORMATION; CONFIDENTIALITY; DISCLOSURE OF INFORMATION

       For the purpose of finalizing the Information Documents and any other documents required for the Tender Offer and except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Parties or any of their respective subsidiaries is a party or pursuant to applicable law, including competition law, or the regulations or requirements of any stock exchange or other regulatory organization with whose rules the Parties are required to comply, from the date of this Agreement to the Closing Date, Hydralift shall (and shall cause its respective subsidiaries to) provide to NOI access at reasonable times upon prior notice to such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Hydralift and its subsidiaries as NOI may reasonably request in order to finalize the Information Documents. For the avoidance of doubt, Hydralift shall not be obliged to provide direct access to NOI to information under this section which constitute business secrets, ref.
       Section 3.5 above. The Parties shall each comply with all of their respective obligations in the Confidentiality Agreement(s), dated 7 June, 2002 (the "Confidentiality Agreement(s)") with respect to the information disclosed. All information provided hereunder to the other Parties shall be covered by the Confidentiality Agreement(s), which shall survive the termination or expiration of this Agreement.

       Throughout the term of this Agreement, NOI shall have access at reasonable times upon prior written notice to such information required to verify that there are no circumstances, events or changes having a Material Adverse Effect on Hydralift.

       NOI shall have the right to acquire and sell Hydralift Shares, warrants or other financial instruments throughout the term of this Agreement and up until the Closing Date. If NOI is or become prohibited from carrying out such transactions due to it having knowledge of information covered by the Oslo Stock Exchange Regulations Section 5-2, whether obtained from Hydralift or otherwise, Hydralift shall, promptly after having received notice to such effect from NOI, disclose such information according to the appropriate rules of the Oslo Stock Exchange.

3.8    NO SOLICITATION OF TRANSACTIONS

       Hydralift will not, directly or indirectly, solicit any inquiries or facilitate or solicit any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any competing transaction or otherwise adversely affect the completion of the transactions contemplated herein, or have any negotiations with anyone in furtherance of such inquiries or to obtain a competing transaction. Hydralift shall promptly and at the same time that the Oslo Stock Exchange is informed, inform NOI of any competing offer they receive, including all relevant details thereof, and shall not issue any favorable statements regarding the competing offer before NOI has had at least 5 Norwegian business days in order to consider and to present a revised and increased Tender Offer.

3.9    PUBLIC ANNOUNCEMENTS

       The initial press releases concerning the transactions shall be in the form set out in ANNEX 8 and, thereafter, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transactions contemplated hereunder and shall not issue any such press release or make any such public statement without the other Party's approval, except to the extent that public statements are required according to applicable laws.

3.10   STOCK EXCHANGE DE-LISTING

       The Parties shall use their respective best efforts to cause the Hydralift Shares to be de-listed from the OSE as soon as permitted and practicable under applicable laws and regulations.

3.11   COMPETITION LAW FILINGS

       Without limiting the obligations of each Party under Section 3.1, NOI shall prepare the necessary filings as required under any antitrust or competition laws and use their reasonable best efforts to facilitate the favorable treatment of those at relevant authorities. Hydralift shall co-operate fully with NOI, and shall provide all information about Hydralift reasonably requested by NOI.


4.     TERMINATION, AMENDMENT AND WAIVER

4.1    TERMINATION

       This Agreement may be terminated and the Tender Offer may be abandoned, as follows:

       (i) by NOI and Hydralift, by mutual written consent duly authorized by the Board of Directors of each of NOI and Hydralift before the commencement of the Tender Offer Period;

       (ii) by either Party, if the Closing Date shall not have occurred on or before 31. March, 2003; provided, however, that this right to terminate shall not be available to the Party whose failure to fulfill any obligation under this Agreement shall have resulted in the failure of the closing to occur on or before such date;

       (iii) by either Party at any time prior to the Closing Date, if any order preventing the consummation of the Tender Offer shall have been issued by any court of competent jurisdiction;

       (iv) by NOI before the Closing Date, upon a material breach of any representation, warranty, covenant or agreement by any other Party set forth in this Agreement;

       (v) by NOI before the Closing Date, if and to the extent that the confirmatory Due Diligence review referred to in section 3.5 above has revealed previously undisclosed circumstances that has a Material Adverse Effect;

       (vi) by NOI, if the Board of Directors of Hydralift has modified or withdrawn its support for the Tender Offer referred to in Section 1.3, whether or not in accordance with the terms thereof.

4.2    EFFECT OF TERMINATION

       In the event of termination of this Agreement pursuant to Section 4.1 this Agreement shall forthwith become void and, if termination is made pursuant to Section 4.1 (i) - (v), there shall be no liability for either Party or any of their officers and directors under this Agreement and all rights and obligations of each Party hereto shall cease, provided, however, that nothing herein shall relieve any Party from liability for the willful breach of any of its representations and warranties or the willful breach of any of its covenants or agreements set forth in this Agreement.

       If the Board of Directors of Hydralift has modified or withdrawn its support for the Tender Offer referred to in Section 1.3 and the Tender Offer is not comsummated, Hydralift shall promptly upon request pay to NOI in immediately available funds a termination fee in the amount of NOK 50 million to cover the estimated amount of any and all out-of-pocket fees and expenses incurred or paid by NOI in connection with the transactions contemplated by this Agreement, including filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants and all costs for any financial arrangements (and the breaking of them).

       If an offer is made to acquire the stock of NOI and the Tender Offer consequently is not consummated, NOI shall promptly upon request pay to Hydralift in immediately available funds a termination fee in the amount of NOK 50 million to cover the estimated amount of any and all out-of-pocket fees and expenses incurred or paid by Hydralift in connection with the transactions contemplated by this Agreement, including filing fees, printing fees and fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

4.3    AMENDMENT

       This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

5.     GENERAL PROVISIONS

5.1    NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS

       The representations, warranties and agreements in this Agreement shall terminate at the Closing Date or upon the termination of this Agreement pursuant to Section 4.1, as the case may be.

5.2    NOTICES

       All notices, demands or other communication, which shall be in the English language, to or upon the respective Parties hereto shall be deemed to have been duly given or made when delivered by mail or telefax to the Party in question as follows:

       If to NOI:           National-Oilwell, Inc.
       address:             10000 Richmond Avenue, Suite 4000
                            Houston, Texas 77042, USA
       telefax:             +1 713 346 7995
       attention:           General Counsel

       If to Hydralift:     Hydralift ASA
       address:             Box 401
                            4604 Kristiansand, NORWAY
       telefax:             +47 38 19 23 11
       attention:           Mr. Birger Skeie (CEO)

       or at such other address as the respective Party hereto may hereafter specify in writing to the other Party.

5.3    ASSIGNMENT; BINDING EFFECT; BENEFIT

       Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Party. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.4    EXPENSES

       Without prejudice to the provisions contained in Section 4.2, all expenses incurred in connection with this Agreement and the transactions contemplated hereunder shall be paid by the Party incurring such expenses, whether or not the Tender Offer is consummated. However, subject to separate agreements between all the Parties, certain expenses can be incurred collectively and shall be divided equally between the relevant Parties.

5.5    NO WAIVER

       Failure by a Party at any time or times to require performance of any provisions of this Agreement shall in no manner affect its right to enforce the same, and the waiver by a Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

5.6    PROVISIONS SEVERABLE

       If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate any other provision of this Agreement; however, the Parties hereto shall attempt, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable.

5.7    HEADINGS

       The headings of this Agreement are for convenience of reference only and shall not in any way limit or affect the meaning or interpretation of the provisions of this Agreement.

5.8    GOVERNING LAW AND ARBITRATION

       This Agreement shall be governed by and interpreted in accordance with the laws of Norway. Any dispute arising out of or in connection with this Agreement shall be finally settled by arbitration in accordance with chapter 32 of the Norwegian Civil Procedure Act 1915. The arbitration shall be held in Oslo and the arbitration proceedings shall be conducted in the English language.

5.9    ENTIRE AGREEMENT

       This Agreement and the Confidentiality Agreement(s) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon a Party unless made in writing and signed by both Parties.

5.10  COUNTERPARTS OF THE AGREEMENT

       This Agreement has been executed in two (2) identical counterparts, one
       (1) for each Party.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


       NATIONAL-OILWELL, INC.                  HYDRALIFT ASA


       By:  /s/ Merrill A. Miller, Jr.         By:  /s/ Bjarne Skeie
          -----------------------------           ----------------------------
                Merrill A. Miller Jr.                   Bjarne Skeie
                Chairman, President/CEO                 Chairman of the Board


                                               By:  /s/ Birger Skeie
                                                  ----------------------------
                                                        Birger Skeie
                                                        Managing Director

            ANNEX 1 - MAIN TERMS AND CONDITIONS FOR THE TENDER OFFER


1.       INTRODUCTION

1.1 NOI will offer to acquire all the outstanding shares in Hydralift by presenting the Tender Offer.

1.2 The Tender Offer shall be announced on or about 8 November 2002 on the terms and subject to the conditions stipulated in this Annex 1.

1.3 NOI undertakes after announcing the Tender Offer to prepare and have approved by the Oslo Stock Exchange the required Offer documentation according to the Norwegian Securities Trading Act chapter 4. The Offer Documentation shall be subject to the Main Terms and Conditions included in this Annex 1.

2.       THE OFFER

2.1 The acquisition of Hydralift shares shall be effected as a sale of shares for cash.

2.2 The accepting shareholders will for each share in Hydralift receive a consideration of NOK 55 in cash.

2.3      NOI may increase the Tender Offer Price during the Tender Offer Period.

2.4 NOI may purchase Hydralift Shares, or rights to such shares, otherwise than under the Tender Offer, such as in the open market or in privately negotiated purchases.

3.       THE TENDER OFFER PERIOD

3.1 The Tender Offer shall expire not later than three (3) weeks after the date on which the Tender Offer commences ("The Expiration Date").

3.2 The Expiration Date may be extended by NOI from time to time until such time as all of the Transaction Conditions have been satisfied.

3.3 The acceptances from Hydralift shareholders will cease to be valid if NOI has not on 31. March 2003 at latest, made a public announcement that the Transaction Conditions are met or waived ("the Closing Announcement").

4.       TRANSACTION CONDITIONS

         The obligation of NOI to complete the Tender offer may be made subject to the following conditions:

4.1 That the Hydralift Board recommends and upholds its recommendation of the Tender Offer for acceptance by Hydralift shareholders in accordance with the Board Support Form in Annex 2 to the Agreement,

4.2 That a number of Hydralift Shares representing more than 90% of the number of shares and voting power of the Hydralift Shares, including Hydralift Shares aquired by NOI in the market, Hydralift Shares tendered in respect of the Tender Offer and Hydralift Shares controlled by the Call Option (cf. Annex 7) or other option agreements, shall have been validly acquired, tendered and not withdrawn within the Tender Offer period.

4.3 That any governmental or official approval under EU or US competition and/or any other applicable competition or other laws, which are necessary for the consummation of the transactions contemplated hereunder, have been duly obtained prior to 31 March 2003, and that no order preventing the consummation of the Tender Offer shall have been issued by any court of competent jurisdiction.

4.4 That no intervention will be made and no conditions will be imposed by other national or international authorities or court of law in connection with the acquisition that NOI at its sole discretion determines are unduly burdensome.

4.5 That Hydralift is not in material breach of any representation warranty, covenant or agreement set forth in the Agreement.

4.6 That there have not been events, related to the Hydralift group of companies, that separately or together may have a Material Adverse Effect, financially or otherwise for the assets of the Hydralift group or for Hydralift and their obligations, operations, results or prospects.

4.7 That the business of Hydralift, in the period from the commencement of the Tender Offer and prior to settlement of the Tender Offer, has been conducted in the ordinary course of business and in accordance with applicable laws, regulations and decisions of any governmental body, and that there has not been made any changes in the share capital of Hydralift, issuance of rights which entitles holders to demand new shares or similar securities, payment of dividend, proposals to shareholders for merger or de-merger, or any other change of corporate structure.

4.8 NOI may elect whether or not to complete the Tender Offer, if one or more of the conditions in 4.1-4.7 above are not fulfilled.

5.       SETTLEMENT

5.1 Settlement will be available to the selling shareholders within (two) weeks after the Closing Announcement in Section 3.3.

5.2 If the Closing Date has not occurred on 31 December 2002 due to the required approvals under applicable competition laws not having been obtained, NOI will pay interest in the amount of 7,0% p.a. to the owners of Hydralift Shares tendered in respect of the Tender Offer, calculated from 31 December 2002 and until full settlement is made or the shares are returned.

6.       OTHER TERMS FOR THE TENDER OFFER

6.1 Shareholder acceptance of the Tender Offer shall be irrevocable and will include all the accepting shareholders' shares owned at the time of acceptance during the Tender

         Offer Period provided the Transaction Conditions for completing the Tender Offer as stated in Section 4 are met.

6.2 The accepting shareholders' shares will upon receipt of the acceptance be transferred to a VPS account to be blocked in favor of an agent of NOI on behalf of NOI.

6.3 Shares tendered will be acquired on the terms of the Tender Offer, free from charges and encumbrances and together with all rights attaching thereto.

6.4      Norwegian law shall govern the Tender Offer.

                         ANNEX 2 - INDICATIVE TIMETABLE

The Parties have agreed to use their best efforts to pursue the following indicative timetable:

11 October 2002                   Press release announcing transaction (prior to open of market in Oslo and New York.

11 October 2002                   Preparation of Information Documents begins.

14 October 2002                   Joint press conference - in Houston.

11 October 2002, at the latest    Complete due diligence information, as agreed, available in the data room.

21 October, 2002                  Due diligence commences.

21 October, 2002                  Competition filings, if applicable.

25 October 2002                   Completion of interviews and site visits.

8 November, 2002                  Due diligence ends, subject to the deadlines having been met.

8 November 2002                   Lodging of Voluntary Tender Offer

22 November, 2002                 Offer acceptance period ends (subject to extension).

29 November, 2002                 Competition clearance, if applicable.

1 December 2002                   Offer becomes unconditional (subject to competition filings)

14 December 2002                  Hydralift Shareholders receive Consideration

16 December 2002                  Mandatory Offer commences.

13 January, 2003                  Mandatory Offer ends.

Later                             Minority squeeze out begins (subject to completion of the Offer and
                                  Mandatory Offer having occurred).

Later                             De-listing of Hydralift Shares (timing depending on number of shares held by minority shareholders).

                      ANNEX 3 - HYDRALIFT SUPPORT STATEMENT


On 11 October, 2002 the Board of Directors of Hydralift and NOI announced that NOI and Hydralift has entered into a Combination Agreement dated 10October, 2002 ("the Combination Agreement") under which NOI, subject to certain terms and conditions, shall launch an offer to acquire all shares in Hydralift by making a public voluntary tender offer with payment in cash (the "Tender Offer"). [The acquisition will inter alia require certain governmental approvals] and 90 % acceptance by Hydralift shareholders.

The Board of Directors hereby present its statement concerning the Tender Offer in accordance with Section 4-16 of Norwegian Securities Trading Act.

Prior to entering into the combination agreement the management and the board of directors of Hydralift have with the assistance of their advisors evaluated various alternatives for changing the ownership structure of Hydralift and have as part of that process conducted discussions with the management and board of directors of NOI in order to review possible common business opportunities. In this cause NOI and Hydralift have come to the conclusion that it would be in the best interest of the companies and their shareholders to combine the businesses of NOI and Hydralift in order to create a strong platform for growth.

As of 10 October, 2002, 8 shareholders representing 22.80 per cent of the shares in Hydralift have granted NOI a call option to acquire the shares at a price equal to the Offer Price. The call option is exercisable until 31 March, 2003 (including).

It is the Board of Directors' opinion that the combination of Hydralift and NOI represents a very interesting development for Hydralift. Furthermore, the Board of Directors believe that the employees of Hydralift are content with NOI's offer. [Comment: The employees may issue its own statement. In such situation, it should be assumed that the board statement will refer to the employee statement.]

NOI's offer price is NOK xx in cash for each Hydralift share. This represents a premium of xx per cent to the Hydralift share closing price at NOK [ ] on the Oslo Stock

Exchange on 10 October, 2002; the day before the Combination Agreement was announced.

The Board of Directors has for the purpose of the evaluation of the offer received a separate opinion from Pareto Securities ASA, who has expressed the view, based on the current market conditions, that the price offered is a fair price for the Hydralift shares.

Based on an overall evaluation the Board of Directors of Hydralift recommends that the Hydralift shareholders accept the offer from NOI.

Such recommendation may, however, subject to the provisions of Section 1.3 of the Combination Agreement, be withdrawn before the end of the Tender Offer Period if there is launched a competing offer and after having obtained advice from its legal counsel, determines in good faith that a failure to so cancel, modify or amend its recommendation would under applicable laws constitute a breach of its fiduciary duties towards the shareholders of Hydralift.. If NOI in such case increases its Offer to or above the competing bid, we will uphold and express our recommendation of the increased Offer from NOI.

Further, our recommendation is subject to the fact that all relevant governmental bodies approves the transactions without issuing requirements materially effecting the future business of the companies. The following members of the Board of Directors hold shares in Hydralift:

[ ]

Furthermore, ( ), the Chief Executive Officer of Hydralift holds xxx shares.

The members of the Board of Directors and the Chief executive Officer has granted call options to NOI as far as their own shares are concerned.

Hydralift shareholders should note that in the event that more than 90 per cent of the Hydralift shareholders accept the offer, the result will in all probability be that the

Hydralift share will no longer be listed on the Oslo Stock Exchange and that the minority shareholders will be redeemed.



                                 [ ], [ ], 2002

                       The Board of Directors of Hydralift

                         ANNEX 4 - MANAGEMENT COMMITMENT


In this statement, capitalised terms shall have the same meaning as in the combination agreement entered into between NOI and Hydralift on the date hereof.

The undersigned have in a separate statement (the Hydralift Support Statement) expressed our support of the combination of NOI and Hydralift. The undersigned have also undertaken to grant NOI call option to purchase our shares subject to the terms and conditions set out in a separate Letter Agreement regarding Call Option.

The undersigned hereby confirm that we will not terminate our employment with Hydralift for a period of three years from the Closing Date. Our employment shall be based on our existing employment contracts, with the appropriate amendments required by the consummation of the Tender Offer. The revised employment contracts shall be entered into prior to the start of the Tender Offer Period.


                         Kristiansand, 10 October, 2002



/s/ Bjarne Skeie                                    /s/ Birger Skeie
-----------------------                             -----------------------
Bjarne Skeie                                        Birger Skeie
Chairman of the Board                               Managing Director

                        ANNEX 5 - NON-COMPETE OBLIGATION


In this statement, capitalised terms shall have the same meaning as in the combination agreement entered into between NOI and Hydralift on the date hereof.

The undersigned confirm that for a period of five years from the Closing Date, none of us shall, directly or indirectly, be engaged in any business or activity conducted by NOI or Hydralift, or any of their Subsidiaries, on the date hereof, including, without limitation, production, assembly, marketing, distribution and sales of:

       (i) Drilling and compensation equipment for fixed and floating offshore installations;

       (ii)   Surface and sub sea handling equipment for offshore activities;

       (iii)  Handling equipment for marine activities;

       (iv) Downhole fishing tools, downhole drilling motors, drilling jars and shock tools, SCR systems, Plunger Pumps, drilling and production expendables, oil and gas well drilling equipment, including all sizes of drilling and workover rigs, coiled tubing equipment, handling tools, centrifugal pumps, and cranes, provided, however, that the above shall not prevent the undersigned from acquiring or owning directly or indirectly up to 10% of the capital stock and votes of any listed company.

NOI acknowledge to be aware that the Skeie Group AS has owned approx. 30 -40% of Sinvest ASA and presently owns approx. 30% of Sinvest ASA. NOI hereby confirms that the Skeie Group AS can continue to own 30-40% of Sinvest ASA and that this shall not be considered a breach of this non-compete obligation, so long as Sinvest ASA does not change or expand its current scope of activities in such way that it becomes engaged in any business or activity conducted by NOI or Hydralift, or any of their Subsidiaries, on the date hereof, including, without limitation, production, assembly, marketing, distribution and sales of such equipment as covered by (i) through (iv) above in this non-compete obligation.


                         Kristiansand, 10 October, 2002



/s/ Bjarne Skeie                                        /s/ Bjarne Skeie
---------------------                                   ----------------------
Bjarne Skeie                                            Skeie Group AS

                    ANNEX 6 - REPRESENTATIONS AND WARRANTIES


I. HYDRALIFT REPRESENTATIONS AND WARRANTIES

Hydralift hereby represents and warrants to NOI that, except only as disclosed in the audited consolidated accounts of Hydralift and for the year ended December 31, 2001:

A. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Hydralift and each of its respective subsidiaries and affiliated companies (the "Subsidiaries") have been duly organized and is validly existing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

B. FINANCIAL STATEMENTS. The audited consolidated accounts of Hydralift as of December 31, 2001, and the consolidated interim accounts of Hydralift as of March 31, 2002 and June 30, 2002, respectively, are complete and correct in all material respects and truly and correctly reflect the results of operation, the financial condition, and the assets and liabilities of Hydralift, respectively, as at the relevant date and have been prepared in conformity with the generally accepted accounting principles applied in their respective jurisdictions.

C. CAPITALIZATION. The authorized share capital of Hydralift is as described in the interim financial statement of Hydralift as of June 30, 2002 and except as described therein there are no warrants, options or other rights, arrangements or commitments of any character to which Hydralift is a party or by which it is bound relating to its issued or un-issued capital stock or obligating it to issue or sell any shares of capital stock of, or other equity interests in, Hydralift or any Subsidiary and there are no outstanding contractual obligations of Hydralift or any Subsidiary to redeem or otherwise acquire any of its shares or any shares of any of its Subsidiaries. Each outstanding share of each Subsidiary is duly authorized, validly issued and fully paid and each such share owned by Hydralift or another of its Subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Hydralift or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Material Adverse Effect.

D. AUTHORITY RELATIVE TO THIS AGREEMENT. Hydralift has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Hydralift have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on its part are necessary to authorize this Agreement. This Agreement has been duly authorized and validly executed and delivered by Hydralift and constitutes a legal, valid and binding obligation of Hydralift enforceable against it in accordance with its terms.

E. NO CONFLICT: REQUIRED FILINGS AND CONSENTS. The execution and delivery of this Agreement by Hydralift does not, and the performance by Hydralift of this Agreement will not, (i) conflict with or violate any provision of its Articles of Association or other corporate organization documents or any equivalent organizational documents of any of its Subsidiaries, (ii) conflict with or violate any law applicable to Hydralift or any of its Subsidiaries, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Hydralift or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would neither, individually or in the aggregate, (A) have a Material Adverse Effect nor (B) prevent or materially delay the performance of this Agreement.

F. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since January 1, 2002, Hydralift and each of its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any Material Adverse Effect, (b) any event that could reasonably be expected to prevent or materially delay the performance of this Agreement, (c) any material change in its accounting methods, principles or practices, (d) any declaration, setting aside or payment of any dividend or its distribution in respect of shares or any redemption, purchase or other acquisition of any of its other securities other than the regular annual dividend on each share, or (e) any significant increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights or performance awards), or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of Hydralift or any Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable law.

G. CONTRACTS; DEBT INSTRUMENTS; There is no contract or agreement of Hydralift or its Subsidiaries the termination of which would be material to its business, financial condition or results of operations (each, a "Material Contract"). Neither Hydralift nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture , lease, disposal of assets, shares or business, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not individually or in the aggregate, result in a Material Adverse Effect.

H. PUBLIC DOCUMENTS. All public announcements and publicly filed information issued by it through the Oslo B0rs, including, but not limited to, any prospectuses or documents to Shareholders, were when published true and accurate in all material respects and were not misleading in any material respect and there were no material omissions from them.

I. ENVIRONMENTAL. There are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any property presently or previously owned or leased by Hydralift or any of its Subsidiaries that could have a Material Adverse Effect.

J. LITIGATION. There is no suit, claim, action, proceeding or investigation pending or threatened against Hydralift or any of its Subsidiaries before any governmental entity or other third party which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect nor is Hydralift or any of its Subsidiaries subject to any outstanding

Order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, would have a Material Adverse Effect.

K. TAXES. Except for such matters that would not have a Material Adverse Effect,
(a) Hydralift and each of its Subsidiaries have timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to taxes for any period ending on or before the Closing Date, (b) all taxes shown to be payable on such returns or reports that are due, prior to the Closing Date have been paid or will be paid, (c) as of the date hereof, no deficiency for any material amount of tax has been asserted or assessed by a taxing authority against Hydralift or its Subsidiaries; and (d) Hydralift and each of its Subsidiaries have provided adequate reserves in their financial statements for any taxes that have not been paid, whether or not shown as being due on any returns.

                          ANNEX 7 - FORM OF CALL OPTION


TO NATIONAL OILWELL INC. ("NOI")


LETTER AGREEMENT REGARDING CALL OPTION


       I have reviewed the Combination Agreement ("Agreement") to be entered into between NOI and the Board of Hydralift dated on 10 October, 2002, pursuant to which NOI, subject to the terms and conditions in the Agreement and its Annex 1, will present a voluntary offer ("the Tender Offer") to acquire all the shares in Hydralift ASA ("Hydralift"). Capitilized terms used herein will, unless otherwise stated, have the same meaning as in the Agreement.

       As of this date I own [ ] Hydralift Shares (the "Option Shares").

       Under the Tender Offer, the shareholders will for each Hydralift Share be offered NOK 55 in cash.


       A.   CALL OPTION

       1. I hereby grant NOI an option (the "Call Option") to purchase the Option Shares at a price of NOK 55 (the "Option Price") per share. In consideration of the grant of the Call Option, NOI shall pay an option premium of NOK 1.68 per Option Share (the "Option Premium"). The Option Premium is payable three (3) business days after this irrevocable undertaking was duly executed by me and received by NOI. NOI may only exercise the Call Option by serving a written exercise notice (the "Exercise Notice") on me during the period beginning on 10 October 2002 and ending on 31 March 2003 (both dates inclusive) (the "Option Exercise Period"). The Call Option may only be exercised in respect of all Option Shares. If the Call Option is not exercised within the Option Exercise Period it shall cease to be exercisable and shall laps. Upon the exercise of the Call Option, where Pareto Securities ASA shall represent the undersigned and First Securities ASA ("First") shall represent NOI, the Option Shares shall be transferred to a VPS book-entry account designated by NOI held by First three (3) business days after NOI having sent the Exercise Notice to me. The Option Price is payable three (3) business days after the relevant shares are registered on the designated VPS account. It is agreed that First shall not have any obligation or liability to fulfill NOI' or my obligations pursuant to this undertaking, cf. the Securities Trading Act Section 11-1. The Option Premium shall be transferred to a bank account designated by me with a Norwegian commercial bank (the "Escrow Account") held by me. The Escrow account shall be pledged and blocked in favor of NOI as set in Schedule 2. The pledge and blocking shall be perfected, and such perfection confirmed to NOI, prior to the transfer of Option Premium. First shall not transfer Option Shares to NOI until the Option Price has been transferred to the Escrow Account.

       2. I agree and undertake that as from the date of this undertaking for a period ending on the expiry of the Option Exercise Period that I will not, except pursuant to the Call Option and/or the Tender Offer referred to above, offer, sell, contract to sell, mortgage, charge, deposit, assign, issue options or warrants in respect of, grant any option to purchase or otherwise dispose of, directly or indirectly (whether conditionally or unconditionally), any Hydralift Shares (or any other securities convertible into or exchangeable for Hydralift Shares or which carry rights to subscribe or purchase Hydralift Shares) or enter into any transaction (including a derivative transaction) having an effect on the market in the Hydralift Shares similar to that of a sale or publicly to announce any intention to do any of such things or deposit any Hydralift Shares without the prior written consent of NOI.

       B.   MISCELLANEOUS

       3. According to the Hydralift share option scheme (the "Scheme") I am entitled to subscribe for a number of shares in Hydralift in relation to the options granted under the Scheme (the "Option(s)"):

            a. subject to subparagraph b below, if I exercise any of the Option(s), NOI may also elect to purchase any such Hydralift Shares on the terms and conditions set out in paragraph 1 above, however it being understood that I am entitled to any additional Option Premium (on such election and alloment, those shares shall be treated as Option Shares for the purposes of this undertaking;)

            b. if permitted by the rules of the Scheme and if NOI requires, I confirm that I will release my Option(s) in consideration of being granted rights which are equivalent to the Option(s) but which relate to ordinary shares in NOI and/or

            c. I confirm that I will release my Option(s) in consideration of any cash payment offered by NOI, calculated by reference to the difference between the Option Price per share and the subscription price per share under my Option(s);

       6. I agree that a transfer restriction, right of access to registered information, and/or the rights pursuant to the Call Option may, if requested by NOI, be registered on the relevant VPS book-entry account (where the Option Shares are held on the same account with other book-entry securities, the Option Shares are transferred to a separate account on which such rights are to be registered) and that such rights shall be in place until the Option Shares have been transferred to you or that the Call Option has expired.

       7. I represent and warrant that the information in Schedule 1 is correct, accurate and not misleading. Schedule 1 set forth complete details of, in relation to my, at the date of this undertaking regarding:

            (a) ownership of Hydralift Shares or any other securities, exchangeable for or convertible into, or substantially similar to, the Hydralift Shares);

            (b) any contractual rights or obligation to, directly or indirectly, acquire or sell such securities as mentioned above in (a) or to effect any transactions (including derivative transactions) having an effect on the market in the Hydralift Shares similar to that of acquisitions or sales; and

            (c) any other contractual rights granted to third parties (including, but not limited to, security interests) in respect of such securities mentioned above in (a).

       8. I agree, to the extent permitted by Norwegian law, to exercise all voting rights attaching to the Option Shares in such manner as to enable the Tender Offer to be made and become unconditional and to oppose the taking of any action which might result in any condition of the Tender Offer not being satisfied.

       9. The Option Shares will be transferred to NOI free of all charges, liens, encumbrances and any other third party rights.

       10. I agree not to make any public announcement or communication in connection with the Tender Offer, or concerning Hydralift and its subsidiary undertakings which is or may be material in the context of the Tender Offer, without your prior written consent, save any such public announcement or communication if and to the extent that it is required by any applicable law or stock exchange requirement and provided that prior to the making or dispatch thereof we shall consult with you as to the dispatch thereof and take into account all reasonable requirements on your part in relation thereto.

       11. I accept that this irrevocable undertaking and my identity may be made public in connection with the public announcement to be made by NOI regarding the Tender Offer and in particular that the details of this letter may be set out in the formal document containing the Tender Offer. Such announcement may be made as soon as this letter is signed by me. I reserve the right to make a public announcement of this irrevocable undertaking in connection with the public announcement to be made by NOI regarding the Tender Offer

       12. In this letter, references to the Tender Offer and offer period shall include any prolonged offer/offer period and any revised offer made by NOI.

       13. This irrevocable undertaking is governed by and shall be construed in accordance with Norwegian law, and the legal venue is Oslo City Court.

Yours sincerely



[NAME OF SHAREHOLDER]


-----------------------------

                                   SCHEDULE 1

                        PARTICULARS OF SHAREHOLDINGS ETC.

------------------------------------------------------------------------------------------------------
NAME OF             NUMBER             VPS               DETAILS OF ANY
REGISTERED          OF                 ACCOUNT           THIRD PARTY RIGHTS
SHAREHOLDER         SHARES             NUMBER            IN SUCH SHARES
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
       DESCRIPTION OF OTHER RIGHTS RELATED TO THE SHARES
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------